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Exhibit

Exhibit Description

99.1 Announcement on 2025/07/28: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce resignation of Director and Vice Chairman

99.2 Announcement on 2025/07/28: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the Board Resolution to Convene a 2025 Extraordinary Shareholders’ Meeting

Exhibit 99.1

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce resignation of Director and Vice Chairman

1. Date of the board of directors’ resolution or date of occurrence of the change: 2025/07/28

2. Position (Please enter chairperson or president/general manager): Director and Vice Chairman

3. Name of the previous position holder: HSU, CHIH-CHING

4. Resume of the previous position holder: Director and Vice Chairman

5. Name of the new position holder: Not applicable

6. Resume of the new position holder: Not applicable

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired” , “job relocation”, “severance”, “retirement”, “death” or “new appointment”): Resignation

8. Reason for the change: Resignation

9. Effective date of the new appointment: Not applicable

10. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.2

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the Board Resolution to Convene a 2025 Extraordinary Shareholders’ Meeting

1. Date of the board of directors’ resolution:2025/07/28

2. Special shareholders meeting date: 2025/08/12

3. Special shareholders meeting location:

No.899 Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province, China

4. Cause for convening the meeting (1) Reported matters: None

5. Cause for convening the meeting (2) Acknowledged matters: None

6. Cause for convening the meeting (3) Matters for Discussion:

Release the director from non-competition restrictions

7. Cause for convening the meeting (4) Election matters: Election of one board member

8. Cause for convening the meeting (5) Other Proposals: None

9. Cause for convening the meeting (6) Extemporary Motions: None

10. Book closure starting date: NA

11. Book closure ending date: NA

12. Any other matters that need to be specified: None